Filed pursuant to Rule 433

August 7, 2017

Relating to

Preliminary Prospectus Supplement dated August 7, 2017

to

Prospectus dated January 26, 2017

Registration Statement No. 333-213765

Duke Energy Corporation
$500,000,000 2.40% Senior Notes due 2022
$750,000,000 3.15% Senior Notes due 2027

$500,000,000 3.95% Senior Notes due 2047

Pricing Term Sheet

Issuer:	Duke Energy Corporation
Trade Date:	August 7, 2017
Settlement:	August 10, 2017 (T+3)
Ratings (Moody’s / S&P / Fitch)*:	Baa1/BBB+/BBB+
Title of Securities:

2.40% Senior Notes due 2022 (the “2022 Notes”)
3.15% Senior Notes due 2027 (the “2027 Notes”)
3.95% Senior Notes due 2047 (the “2047 Notes” and, together with the 2022 Notes and the 2027 Notes, the “Notes”)

Principal Amount:	2022 Notes: $500,000,000 2027 Notes: $750,000,000 2047 Notes: $500,000,000
Interest Payment Dates:	February 15 and August 15 of each year, beginning on February 15, 2018
Maturity Date:	2022 Notes: August 15, 2022 2027 Notes: August 15, 2027 2047 Notes: August 15, 2047
Benchmark Treasury:	2022 Notes: 1.875% due July 31, 2022 2027 Notes: 2.375% due May 15, 2027 2047 Notes: 3.000% due February 15, 2047
Benchmark Treasury Yield:	2022 Notes: 1.814% 2027 Notes: 2.253% 2047 Notes: 2.843%
Spread to Benchmark Treasury:	2022 Notes: +63 bps 2027 Notes: +93 bps 2047 Notes: +113 bps

Yield to Maturity:	2022 Notes: 2.444% 2027 Notes: 3.183% 2047 Notes: 3.973%
Coupon:	2022 Notes: 2.40% 2027 Notes: 3.15% 2047 Notes: 3.95%
Price to Public:	2022 Notes: 99.793% per 2022 Note 2027 Notes: 99.719% per 2027 Note 2047 Notes: 99.598% per 2047 Note In each case, plus accrued interest, if any, from August 10, 2017
Optional Redemption:

Each series of Notes may be redeemed at any time before the applicable Par Call Date (as set forth in the table below), in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes being redeemed that would be due if such Notes matured on the applicable Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement plus a number of basis points equal to the applicable Make-Whole Spread (as set forth in the table below), plus, in each case, accrued and unpaid interest on the principal amount of such Notes being redeemed to, but excluding, such redemption date.

Each series of Notes may be redeemed at any time on or after the applicable Par Call Date, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of such series of Notes being redeemed plus accrued and unpaid interest on the principal amount of such Notes being redeemed to, but excluding, such redemption date.

	Series	Par Call Date	Make-Whole Spread

	2022 Notes	July 15, 2022	10 bps
	2027 Notes	May 15, 2027	15 bps
	2047 Notes	February 15, 2047	20 bps

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof
CUSIP / ISIN:	2022 Notes: 26441C AW5 / US26441CAW55 2027 Notes: 26441C AX3 / US26441CAX39 2047 Notes: 26441C AY1 / US26441CAY12

Notices to Investors:

The following notices to investors are in addition to the notices to investors set forth under “Underwriting” in the Preliminary Prospectus Supplement.

Switzerland Selling Restrictions

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to the prospectus supplement and the accompanying prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the Notes have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the Notes offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The Notes may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. The prospectus supplement and the accompanying prospectus and any other materials relating to the Notes are strictly personal and confidential to each offeree and do not constitute an offer to any other person. The prospectus supplement and the accompanying prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. The prospectus supplement and the accompanying prospectus do not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in the prospectus supplement and the accompanying prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc.
Senior Co-Manager:	Loop Capital Markets LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC PNC Capital Markets LLC Regions Securities LLC Santander Investment Securities Inc. The Williams Capital Group, L.P.
Junior Co-Managers:	Academy Securities, Inc. Blaylock Van, LLC CastleOak Securities, L.P. Samuel A. Ramirez & Company, Inc.

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*Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-fee at (800) 294-1322, or MUFG Securities Americas Inc. toll-free at (877) 649-6848.